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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2011 WASH, D.C. 200

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-15855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EquiTrust Marketing Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5400 University Avenue

(No. and Street)

West Des Moines, Iowa 50266

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Ruisch (515) 226-6493

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1101-1225126

mr

Oath or Affirmation

I, Robert Ruisch, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of EquiTrust Marketing Services, LLC as of December 31, 2010, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Robert Ruisch
Robert Ruisch
Director Mutual Funds Accounting

Robin J. Riggins
Notary Public

NOTARIAL SEAL IOWA
ROBIN J. RIGGINS
COMMISSION NO. 192312
MY COMMISSION EXPIRES
9/05/12

This report contains:

- (X) (a) Facing page
- (X) (b) Statements of Financial Condition
- (X) (c) Statements of Operations
- (X) (d) Statements of Cash Flows
- (X) (e) Statements of Changes in Members' Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- (X) (g) Computation of Net Capital
- (X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- (X) (l) An Oath or Affirmation
- ( ) (m) A copy of the SIPC Supplemental Report *(under separate cover)*
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- (X) (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

EquiTrust Marketing Services, LLC

Financial Statements and
Supplemental Information

Years Ended December 31, 2010 and 2009

Contents

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members
EquiTrust Marketing Services, LLC

We have audited the accompanying statements of financial condition of EquiTrust Marketing Services, LLC (the Company) as of December 31, 2010 and 2009, and the related statements of operations, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EquiTrust Marketing Services, LLC at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supporting schedules is presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 24, 2011

EquiTrust Marketing Services, LLC

Statements of Financial Condition

	December 31 2010	December 31 2009
Assets		
Cash and cash equivalents, at fair value:		
Cash	**$ 310,035**	$ 335,627
Blackrock Liquidity Funds T-Fund (approximates cost)	**2,061,160**	710,764
	2,371,195	1,046,391
Accounts receivable	**282,698**	217,412
Due from Members	**4,551**	4,075
Due from Farm Bureau Life Insurance Company	**15,143**	29,157
Due from EquiTrust Life Insurance Company	**24,044**	58,909
Due from FBL Financial Group, Inc.	**25,603**	19,710
Deferred sales costs, less accumulated amortization of $236,298 in 2010 and $428,932 in 2009	**17,664**	74,625
Other assets	**521,057**	478,666
Total assets	**$ 3,261,955**	$ 1,928,945
Liabilities and members' equity		
Due to FBL Financial Group, Inc.	**$ 794,419**	$ 72,934
Due to EquiTrust Investment Management Services, Inc.	**1,240**	1,423
Due to Members	**4,551**	4,075
Accounts payable and accrued expenses	**619,678**	406,750
Total liabilities	**1,419,888**	485,182
Members' equity:		
Series A member's equity	**1,790,292**	1,361,019
Series C member's equity	**51,775**	32,735
Series D member's equity	**–**	50,009
Total members' equity	**1,842,067**	1,443,763
Total liabilities and members' equity	**$ 3,261,955**	$ 1,928,945

See accompanying notes.

EquiTrust Marketing Services, LLC

Statements of Operations

	Year Ended December 31	
	2010	**2009**
Revenues:		
Administrative service fees	**$ 9,164,298**	$ 8,426,744
Distribution fees	**335,435**	322,336
Shareholder servicing fees	**311,413**	285,962
Registered representative fees	**261,793**	312,977
Investment income:		
Dividends from EquiTrust Money Market Fund, Inc.	**–**	107
Dividends from other investment	**396**	585
Other	**11,003**	16,532
Total revenues	**10,084,338**	9,365,243
Expenses:		
Regulatory fees and expenses	**269,523**	254,855
Salaries and related expenses	**2,649,455**	2,028,035
VUL commission and bonus expenses	**3,678,990**	4,277,779
VA commission and bonus expenses	**2,553,649**	2,304,425
Other operating expenses	**2,977,973**	1,804,873
Total expenses	**12,129,590**	10,669,967
Net loss	**$(2,045,252)**	$(1,304,724)

See accompanying notes.

EquiTrust Marketing Services, LLC

Statements of Changes in Members' Equity

	Series A Member's Equity	Series C Member's Equity	Series D Member's Equity	Total Members' Equity
Balance at January 1, 2009	$ 1,125,781	$ 9,433	$ 50,044	$ 1,185,258
Capital contributions	1,400,000	163,273	–	1,563,273
Capital distributions	–	–	(44)	(44)
Net (loss) income for 2009	(1,164,762)	(139,971)	9	(1,304,724)
Balance at December 31, 2009	1,361,019	32,735	50,009	1,443,763
Capital contributions	**2,400,000**	**93,565**	–	**2,493,565**
Capital distributions	–	–	**(50,009)**	**(50,009)**
Net (loss) for 2010	**(1,970,727)**	**(74,525)**	–	**(2,045,252)**
Balance at December 31, 2010	**$ 1,790,292**	**$ 51,775**	**$ –**	**$ 1,842,067**

See accompanying notes.

EquiTrust Marketing Services, LLC

Statements of Cash Flows

	Year Ended December 31	
	2010	**2009**
Operating activities		
Net loss	**$(2,045,252)**	$(1,304,724)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of deferred sales costs	**56,961**	108,797
Changes in operating assets and liabilities:		
Accounts receivable	**(65,286)**	(71,768)
Due from Members	**(476)**	(217)
Due from Farm Bureau Life Insurance Company	**14,014**	1,872
Due from EquiTrust Life Insurance Company	**34,865**	(17,541)
Due from FBL Financial Group, Inc.	**(5,893)**	(16,369)
Other assets	**(42,391)**	(230,105)
Due to FBL Financial Group, Inc.	**721,485**	(201,312)
Due to EquiTrust Investment Management Services, Inc.	**(183)**	(59)
Due to Members	**476**	217
Accounts payable and accrued expenses	**212,928**	79,344
Net cash used in operating activities	**(1,118,752)**	(1,651,865)
Financing activities		
Capital contributions	**2,493,565**	1,563,273
Capital distributions	**(50,009)**	(44)
Net cash provided by financing activities	**2,443,556**	1,563,229
Increase (decrease) in cash and cash equivalents	**1,324,804**	(88,636)
Cash and cash equivalents at beginning of year	**1,046,391**	1,135,027
Cash and cash equivalents at end of year	**$ 2,371,195**	$ 1,046,391

See accompanying notes.

EquiTrust Marketing Services, LLC

Notes to Financial Statements

December 31, 2010

1. Significant Accounting Policies

Organization

EquiTrust Marketing Services, LLC (the Company) engages in the sale of shares of EquiTrust Series Fund, Inc. and EquiTrust Variable Insurance Series Fund, sponsored by Farm Bureau Life Insurance Company (Farm Bureau), which is an indirect wholly owned subsidiary of FBL Financial Group, Inc. In addition, the Company engages in sales of retail mutual funds from a variety of other mutual fund companies. Effective April 1, 2010, the Company also engages in sales of variable life and variable annuity products of an unrelated insurance company. The Company serves as the principal underwriter and distributor for the EquiTrust Funds, including the EquiTrust Money Market Fund, Inc. until its closure on August 31, 2009.

The Company has one Series A member, FBL Financial Services, Inc., a wholly owned subsidiary of FBL Financial Group, Inc. and one Series C member, United Farm Family Life Insurance Company (the Members). Effective May 6, 2010, Missouri Farm Bureau Life Insurance Company's membership (Series D) in the Company was terminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all investments in mutual funds where the majority of the underlying investments are of a short-term nature (i.e., money market funds) to be cash equivalents. Wells Fargo commercial checking accounts were opened for each of the Company's Members in 2009. The funds were transferred from the EquiTrust Money Market accounts to new Wells Fargo accounts on August 24, 2009.

1. Significant Accounting Policies (continued)

Investments

Accounting Standards Codification (ASC) No. 820, *Fair Value Measurements,* (ASC 820) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). For ASC 820 disclosures, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels.

- **Level 1** – Quoted prices in active markets for identical securities on the measurement date.
- **Level 2** – Other significant observable inputs (including quoted prices in active markets for similar securities, interest rates, prepayment speeds, credit risk, etc.).
- **Level 3** – Significant unobservable inputs for the asset or liability.

All investments included in the statement of financial condition are in BlackRock Liquidity Funds T-Fund and stated at fair value. These investments are based upon daily quoted prices, and therefore are considered Level 1.

Recognition of Income

Administrative service fees and other operating expenses generally consist of commission revenue and expense related to the sale of mutual fund shares and variable products. Commissions are recognized on a trade-date basis, which is the date a trade is executed.

Distribution (12b-1) and shareholder servicing fees are recognized as such fees are earned.

Deferred Sales Costs

Prior to March 15, 2006, certain costs that are directly related to the sale of EquiTrust Series Fund Class B shares were deferred and amortized over the period during which the related revenues were recognized. Effective March 15, 2006, the Company no longer offers EquiTrust Series Fund Class B shares. No additional cost was capitalized after this date. Costs deferred prior to March 15, 2006 continue to be recoverable through related distribution (12b-1) and contingent deferred sales charge fees from the related Class B shares.

1. Significant Accounting Policies (continued)

Reclassifications

Reclassifications have been made to the 2009 financial statements to conform to the 2010 presentation. These reclassifications had no impact on the Company's net income or members' equity.

Subsequent Events

The Company's management has evaluated all subsequent events through February 24, 2011, which is the date that the financial statements were issued.

2. Income Taxes

As a limited liability company, the Company has elected to be classified as a partnership for federal tax reporting purposes. Therefore, the Company will generally not be subject to federal or state income taxes.

3. Retirement and Compensation Plans

The Company participates with Farm Bureau and several other affiliates in various multiemployer defined-benefit plans covering substantially all employees. The benefits of these plans are based primarily on years of service and employees' compensation. The Company and affiliates have adopted a policy allocating the required contribution to the plans between themselves generally on a basis of time incurred by the respective employees for each employer. Pension expense aggregated $171,100 and $231,553 for the years ended December 31, 2010 and 2009, respectively.

The Company and affiliates allocate postretirement benefit expense in a manner consistent with pension expense discussed above. Postretirement benefit expense aggregated $2,984 and $2,043 for the years ended December 31, 2010 and 2009, respectively.

The Company and affiliates have two share-based payment arrangements under the Class A Common Stock Compensation Plan. Compensation expense is recognized for all share-based payments granted, modified, or settled. The non performance-related stock-based expense is recognized over the shorter of a five-year vesting schedule or the period ending when the employee becomes eligible for retirement using the straight-line method. The performance-

3. Retirement and Compensation Plans (continued)

related stock-based expense is recorded based on the number of shares expected to vest and is recognized over the required service period. The impact of forfeitures is estimated and compensation expense is recognized only for those stock-based instruments expected to vest. The Company and affiliates report tax deductions related to stock-based instruments in excess of recognized compensation expense as a financial cash flow. Expenses related to stock options were $58,182 and $56,711 for the years ended December 31, 2010 and 2009, respectively.

The Company provides benefits to representatives of the Company, who also serve as agents to its insurance affiliates, through the Agents' Career Incentive Plan. The Company's contributions to the plan are based upon the individual agent's earned commissions and vary based upon the overall production level and the number of years of service. The Company's contributions, net of refunds, with respect to this plan during the years ended December 31, 2010 and 2009, resulted in income of $0 and $32, respectively.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010, the Company had defined net capital of $910,084, which was $815,425 in excess of its required net capital of $94,659. The Company's net capital ratio was 1.56 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

5. Limited Liability Company Agreement

The Limited Liability Company Agreement approved by the Members outlines the capital structure of the Company, capital contributions to be made by the Members, allocations of revenues and expenses to the Members, and distributions to the Members.

Interests in the Company are divided into Series, with the interest of each Member constituting a separate Series. The Company is authorized to issue 100 Series. The holder of Series A interest, referred to as the Principal Member, is the only Member with voting rights for the Company.

5. Limited Liability Company Agreement (continued)

Associate Members are allowed to conduct business relating only to the sale of variable life insurance, variable annuity, and mutual fund products, which have been approved by the Board of Managers for distribution through the Company.

A separate capital account has been established for each Member and will be established for each new Member admitted to the Company in the future. Each Member's capital account will contain that Member's initial capital contribution adjusted at the end of each calendar quarter for: (a) the amount of revenue received by the Company during the quarter as a result of that Member's operations; (b) the amount of additional capital contributions by that Member during the quarter; (c) all costs and expenses directly incurred by that Member and all costs and expenses allocated to that Member's Series during the quarter, including general overhead of the Company; and (d) the amount of all distributions made to the Member during the quarter.

The amount of minimum required capital for each associate Member is currently $50,000. The Members may be called upon for additional capital contributions in certain situations, including the necessity to maintain minimum regulatory capital requirements.

Distributions may be made to the Principal Member at the discretion of the Board of Managers of the Company. Distributions may be made to an Associate Member within 30 days after the end of each calendar quarter, provided that such distribution would not cause that Member's capital balance to decline below the minimum required capital.

Associate Members may terminate their Series at any time, so long as the balance in their capital account is greater than zero. The Board of Managers may also terminate the Series of any Associate Member if that Member's capital account is less than the minimum required capital and the Associate Member has failed to honor a capital call for the shortfall.

At the May 6, 2010 EquiTrust Marketing Services, LLC Board of Managers meeting, the Board approved the termination of Missouri Farm Bureau as an associate member of the Company and distribution of their $50,000 capital contribution. The capital was officially returned to Missouri Farm Bureau on July 23, 2010. Missouri Farm Bureau registered representatives continue to engage in sales of the same outside retail mutual funds and variable life and annuities products of an unrelated insurance company offered by Series A Member registered representatives. The commission income and expense generated from Missouri Farm Bureau sales is recognized in the Series A Member's line of business.

6. Related-Party Transactions

The Company's registered representatives sell variable universal life and variable annuity products under agreements with Farm Bureau and EquiTrust Life Insurance Company (EquiTrust, an affiliate). These agreements provide that Farm Bureau and EquiTrust will compensate the Company for all commissions paid to its registered representatives. In addition, Farm Bureau agrees to pay the Company a registered representative fee to cover the costs and expenses associated with facilitating variable product sales. The Company receives a monthly overwrite commission from Farm Bureau equal to 5% of variable product commissions and service fees paid to registered representatives and overwrites paid to managers. During the year ended December 31, 2010, the Company received $5,909,526 (2009 – $7,035,240) under these agreements, of which $5,486,640 (2009 – $6,544,167) was paid directly to the registered representatives serving as the writing agents.

The Company shares certain office facilities and services with the Iowa Farm Bureau Federation and its affiliated companies. These expenses are allocated to the Company on the basis of cost and time studies that are updated annually and consist primarily of salaries and related expenses, travel, and occupancy costs. Aggregate payments for such expenses were approximately $3,390,599 and $2,902,165 for the years ended December 31, 2010 and 2009, respectively.

The Company participates in a management agreement with FBL Financial Group, Inc. Under this agreement, FBL Financial Group, Inc. provides general business, administrative analysis, and management services to the Company. During the years ended December 31, 2010 and 2009, the Company incurred expenses under this contract of $22,825 and $12,872, respectively.

7. Subsequent Events

On January 28, 2011, the Company Series A Member received a $500,000 capital infusion from FBL Financial Services, Inc.

Supplemental Information

EquiTrust Marketing Services, LLC

Computation of Net Capital – Part IIA

December 31, 2010

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$ 1,842,067
2. Deduct ownership equity not allowable for Net Capital			–
3. Total ownership equity qualified for Net Capital			1,842,067
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			–
B. Other deductions or allowable credits			–
5. Total capital and allowable subordinated liabilities			1,842,067
6. Deductions and/or charges:			
A. Total non allowable assets from Statement of Financial Condition (Notes B and C):			
1. Accounts receivable	$ 282,698		
2. Due from Members	4,551		
3 Due from Farm Bureau Life Insurance Company	15,143		
4. Due from EquiTrust Life Insurance Company	24,044		
5. Due from FBL Financial Group, Inc.	25,603		
6. Deferred sales costs	17,664		
7. Other assets	521,057	$ 890,760	
B. Secured demand note deficiency		–	
C. Commodity futures contracts and spot commodities – proprietary capital charges		–	
D. Other deductions and/or charges		–	(890,760)
7. Other additions and/or allowable credits			–
8. Net capital before haircuts on securities positions			951,307
9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1(f)]:			
A. Contractual securities commitments		$ –	
B. Subordinated securities borrowings		–	
C. Trading and investment securities:			
1. Exempted securities		–	
2. Debt securities		–	
3. Options		–	
4. Other securities		41,223	
D. Undue concentration		–	
E. Other		–	(41,223)
10. Net Capital			$ 910,084

EquiTrust Marketing Services, LLC

Computation of Net Capital – Part IIA (continued)

Computation of Basic Net Capital Requirement
Part A

11. Minimum net capital required (6-2/3% of line 19)		$ 94,659
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		94,659
14. Excess net capital (line 10 less 13)		815,425
15. Net capital less greater of 10% of line 19 or 120% of line 12		768,095

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition		1,419,888
17. Add:		
A. Drafts for immediate credit	$ –	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
C. Other unrecorded amounts	–	
19. Total aggregate indebtedness		1,419,888
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		156.02%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		–

Notes:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities that were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non allowable assets.

EquiTrust Marketing Services, LLC

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2010

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	X
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm____________________.	
D. (k)(3) – Exempted by order of the Commission	

EquiTrust Marketing Services, LLC

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2010

There are no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2010.

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Members
EquiTrust Marketing Services, LLC

In planning and performing our audit of the financial statements and supporting schedules of EquiTrust Marketing Services, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the Financial Institution Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2011

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

The Members
EquiTrust Marketing Services, L.L.C.

We have performed the procedures enumerated below, which were agreed to by the Board of Members and management of EquiTrust Marketing Services, L.L.C., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating EquiTrust Marketing Services, L.L.C.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2010 through December 31, 2010. EquiTrust Marketing Services, L.L.C.'s management is responsible for EquiTrust Marketing Services, L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, including a copy of the check and bank statement. There were no findings.

2. Compared the amounts reported on X-17A-5 with the amounts reported in Form SIPC-7 for the period from January 1, 2010 through December 31, 2010. There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments. There were no findings.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. There were no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2010 through December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended Dec. 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

015855 FINRA DEC
EQUITRUST MARKETING SERVICES LLC 17*17
5400 UNIVERSITY AVE
WEST DES MOINES IA 50266-5950

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Carole Hunt 515-225-5829

2. A. General Assessment (item 2e from page 2) $ Ø

B. Less payment made with SIPC-6 filed (exclude interest) (-)

Date Paid

C. Less prior overpayment applied (150.00)

D. Assessment balance due or (overpayment) (150.00)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ (150.00)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ ______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EquiTrust Marketing Services LLC
(Name of Corporation, Partnership or other organization)

Carole K Hunt
(Authorized Signature)

Manager, Broker Dealer Compliance
(Title)

Dated the 19 day of Jan, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 20 10
and ending Dec 31, 20 10
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,113,108
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	10,113,108
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	0
Total deductions	10,113,108
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0

(to page 1, line 2.A.)

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FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

EquiTrust Marketing Services, LLC
Years Ended December 31, 2010 and 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

EquiTrust Marketing Services, LLC
Years Ended December 31, 2010 and 2009
With Report of Independent Registered Public Accounting Firm